Exhibit 99.1

Disclosure of Proxy Votes Alterity Therapeutics Limited Extraordinary General Meeting Monday, 31 March 2025	GPO Box 5193, Sydney, NSW 2001 P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world) F +61 (0)2 8583 3040 E hello@automic.com.au ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 Ratification of prior issue of Shares	P	782,564,458	657,057,386 83.96%	92,500,708 11.82%	1,534,571	33,006,364 4.22%	700,829,750 88.34%	92,500,708 11.66%	1,534,571	Carried
2 Ratification of prior issue of Shares	P	467,191,617	341,671,945 73.13%	92,513,308 19.80%	1,654,571	33,006,364 7.06%	385,444,309 80.64%	92,513,308 19.36%	1,654,571	Carried
3 Approval for issue of Shares	P	1,028,650,344	928,398,161 90.25%	66,938,959 6.51%	1,027,200	33,313,224 3.24%	972,477,385 93.56%	66,938,959 6.44%	1,027,200	Carried
4 Approval for issue of Options	P	457,078,417	353,933,151 77.43%	69,832,042 15.28%	4,082,971	33,313,224 7.29%	398,012,375 85.07%	69,832,042 14.93%	4,082,971	Carried
5A Approval for issue of Securities – Placement – Peter Marks	P	1,033,783,401	967,829,394 93.62%	36,790,262 3.56%	3,037,000	29,163,745 2.82%	1,007,759,139 96.48%	36,790,262 3.52%	3,037,000	Carried
5B Approval for issue of Securities – Placement – Brian Meltzer	P	1,033,610,512	968,680,105 93.72%	35,766,662 3.46%	3,055,000	29,163,745 2.82%	1,008,609,850 96.58%	35,766,662 3.42%	3,055,000	Carried
5C Approval for issue of Securities – Placement – Lawrence Gozlan	P	1,039,426,769	973,338,362 93.64%	36,924,662 3.55%	3,055,000	29,163,745 2.81%	1,013,268,107 96.48%	36,924,662 3.52%	3,055,000	Carried
6 Approval for issue of Options	P	1,013,470,209	924,677,848 91.24%	49,802,116 4.91%	30,536,160	38,990,245 3.85%	974,434,093 95.14%	49,802,116 4.86%	30,536,160	Carried

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
7 Approval to refresh and amend 2004 ASX Plan	P	1,039,321,019	908,349,072 87.40%	97,974,583 9.43%	4,684,750	32,997,364 3.17%	935,463,691 90.52%	97,974,583 9.48%	5,440,750	Carried
8 Approval to refresh and amend 2018 ADS Plan	P	1,039,310,819	910,329,672 87.59%	95,983,783 9.24%	4,685,950	32,997,364 3.17%	938,200,291 90.72%	95,983,783 9.28%	4,685,950	Carried